FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

02 JUN 20 AM 11:50

82-34640

Securities and Exchange Commi[redacted]
Office of International Corporate
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

02042150

13 June 2002

SUPPL

Dear Sir

Friends Provident plc - File number ~~82 - 524~~

Since our previous submission to you on 12th June 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed recent press releases made Friends Provident plc.

13th June 2002 Financial Reporting Dates

In order for us to fulfill our requirement to provide information to the Securities and Exchange Commission could you please provide us with a suitable contact e-mail address.

Should you require any assistance, please do not hesitate to contact me by email to diana.monger@friendsprovident.co.uk.

Yours sincerely

PROCESSED
JUL 1 5 2002
THOMSON
FINANCIAL

Mrs Diana Monger
Assistant Group Secretary

dlw 7/3

Enc.

LSE / SecExch: SecExch 130602

RNS | The company news service from the London Stock Exchange

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Company	Friends Provident PLC
TIDM	FP.
Headline	Reporting Dates
Released	12:30 13 Jun 2002
Number	2042X

FRIENDS PROVIDENT PLC

FINANCIAL REPORTING DATES

Friends Provident plc's new business figures for the nine months ending 30 September 2002 will be announced on 22 October 2002*.

New business figures for the year ending 31 December 2002 will be announced on Tuesday 28 January 2003.

Preliminary results for the year ending 31 December 2002 will be announced on Wednesday 5 March 2003.

New business figures for the three months ending 31 March 2003 will be announced on Tuesday 29 April 2003.

Interim results and new business figures for the six months ending 30 June 2003 will be announced on Wednesday 30 July 2003.

New business figures for the nine months ending 30 September 2003 will be announced on Tuesday 28 October 2003.

Dividend dates are as follows:

Ex-dividend date	16 October 2002
Record date	18 October 2002
Dividend payment date	28 November 2002

* Moved from 31 October 2002

- ends -

For further information, please contact:

Di Skidmore 020 7760 3139/ 01306 654 483

Friends Provident

Catherine Lees/Bella Jowett 020 7861 3877

Bell Pottinger Financial

END

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